UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant's name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Algonquin Completes Acquisition of 25% Interest in Atlantica Yield

March 9, 2018 – Algonquin Power & Utilities (“Algonquin”, TSX/NYSE:AQN) announced today that it has completed the acquisition of a 25% equity interest in Atlantica Yield (“Atlantica”, NASDAQ: AY) for a total price of $608 million, at a price of $24.25 per share, becoming its largest shareholder. Algonquin has an option to acquire an additional 16.47% stake in Atlantica Yield for a period of 60 days after the closing of the 25% acquisition.

The closing of this transaction represents the beginning of a new partnership between Atlantica and its largest shareholder, Algonquin. As part of this partnership, the ROFO agreement signed with AAGES, the joint venture which will focus on the development and construction of clean energy and water contracted assets, has become effective. Additionally, the shareholders agreement signed between the parties has also become effective. The projects expected to be undertaken by AAGES under the ROFO in favor of Atlantica represent an important source of future growth for Atlantica.

Ian Robertson, Chief Executive Officer of Algonquin said, “The completion of these transactions is a significant milestone. Through Atlantica, Algonquin benefits from having an experienced international operator for new projects developed by AAGES as well as an interest in an attractively-priced portfolio of high quality, international operating assets that is accretive to Algonquin’s earnings and cash flow per share.”

Santiago Seage, Chief Executive Officer of Atlantica said, “We are extremely excited with the closing of this transaction, looking forward to working closely with Algonquin. We have a strong industrial sponsor willing to support us going forward.”

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Taking into account our new sponsor, the new ROFO agreement and the internal and external opportunities we are seeing, we have set a dividend per share growth target of 8-10% compounded annual growth rate (“CAGR”) through 2022.

In addition, pursuant to the consent signed with the Department of Energy which reduces the minimum ownership required by Abengoa in us from 30.0% to 16.0%, Solana received $77.5 million from Abengoa on March 8, 2018. From this amount, $52.5 million is expected to be used to repay finance project debt and $25 million are expected to cover other current and potential future Abengoa obligations. Additionally, Solana received $42.5 million in December 2017, which was used to repay project finance debt.

Forward-Looking Statements

This news release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this prospectus, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements.

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About Atlantica Yield

Atlantica Yield is a total return company that owns a diversified portfolio of contracted renewable energy, power generation, electric transmission and water assets in North & South America, and certain markets in EMEA.

www.atlanticayield.com

Chief Financial Officer Francisco Martinez-Davis E ir@atlanticayield.com	Investor Relations & Communication Leire Perez E ir@atlanticayield.com T +44 20 3499 0465

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

/s/ Santiago Seage
Name:	Santiago Seage
Title:	Chief Executive Officer

Date: March 9, 2018